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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K

                    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
                         TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  June, 2005

Commission File Number:  000-50393


                                 NEUROCHEM INC.

                         275 Armand-Frappier Boulevard
                                 Laval, Quebec
                                    H7V 4A7


Indicate by check mark whether the registrant files or will file annual reports
under cover of Form 20-F or Form 40 F.   Form 20-F [ ] Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                                                 Yes [ ]  No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                                                 Yes [ ]  No [X]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

                                                                 Yes [ ]  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


                                   SIGNATURES:

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        NEUROCHEM INC.
June 30, 2005

                                  By:   /s/    David Skinner
                                        ----------------------------------------
                                        David Skinner
                                        General Counsel and Corporate Secretary




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                                                NEUROCHEM INC.
                                                275 Armand-Frappier Blvd.
[NEUROCHEM (LOGO)]                              Laval, Quebec, Canada H7V 4A7
________________________________________________________________________________

FOR FURTHER INFORMATION, PLEASE CONTACT:

Lise Hebert, PhD
Vice President, Corporate Communications                     Tel: (450) 680-4571
Neurochem Inc.                                               Fax: (450) 680-4501
lhebert@neurochem.com



                         NEUROCHEM ANNOUNCES FDA AGREES
                    TO FILE AND REVIEW NDA FOR FIBRILLEX(TM)

ECUBLENS (SWITZERLAND), JUNE 30, 2005 - Neurochem (International) Limited (Neurochem), a wholly-owned subsidiary of Neurochem Inc. (NASDAQ: NRMX; TSX:
NRM), today announced that the U.S. Food and Drug Administration (FDA) has agreed to file and review a New Drug Application (NDA) for Fibrillex(TM) that would include the efficacy and safety data from Neurochem's single Phase II/III trial. Fibrillex(TM) is Neurochem's investigational product candidate for the treatment of Amyloid A (AA) Amyloidosis. This announcement comes as a result of a recent meeting with the Cardio-Renal Division of the FDA to discuss the results of Neurochem's Phase II/III clinical trial. The Agency encouraged Neurochem to look at and provide additional follow-up data collected from the open-label extension study as part of its NDA submission.

"AA Amyloidosis is a serious medical condition that frequently leads to organ dysfunction, subsequent death and for which no specific treatment exists," said Denis Garceau, PhD, Neurochem's Senior Vice President, Drug Development. "The filing of our first NDA is a significant event for Neurochem. We are therefore very pleased that the FDA has agreed to file and review a NDA for Fibrillex(TM), recognizing its Orphan Drug Status. We look forward to working with the regulatory agencies and hope to make this potential treatment available to over 40,000 patients in North America and Europe presently diagnosed with the disease."

As previously announced in December 2004, Neurochem shares an exclusive collaboration and distribution agreement for Fibrillex(TM) with Centocor, Inc., of Malvern, PA (USA).




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ABOUT FIBRILLEX(TM)

Fibrillex(TM) is an oral investigational product candidate for the treatment of AA Amyloidosis through the prevention of amyloid fibril formation. It has received Orphan Drug Status designation in the United States and Orphan Medicinal Product designation in Europe.

Fibrillex(TM) also has been accorded "Fast Track Product" designation by the FDA and has been selected by the Cardio-Renal Drug Product Division of the FDA to be part of the Continuous Marketing Applications Pilot 2 program aimed at further accelerating the development of this product candidate. Under this Pilot 2 program, each FDA division is permitted to select only one product candidate.

ABOUT AA AMYLOIDOSIS

AA Amyloidosis is a progressive and fatal condition that occurs in a proportion of patients with chronic inflammatory diseases, including rheumatoid arthritis, ankylosing spondylitis, juvenile rheumatoid arthritis, and Crohn's disease. The disease also occurs in patients suffering from many other conditions ranging from chronic infections to inherited inflammatory diseases such as Familial Mediterranean Fever. The most common clinical presentation of AA Amyloidosis is renal dysfunction. Involvement of the gastrointestinal system is also frequent and is usually manifested as chronic diarrhea, gastrointestinal bleeding, abdominal pain and malabsorption. Enlargement of the liver and the spleen may also occur in some patients. End-stage renal failure is the main cause of death in 40-60% of cases. The median survival time from diagnosis varies from 2 to 10 years depending on the stage of the disease at the time of diagnosis.

No specific treatment is currently available for this orphan disease. The goal of existing therapies is limited to the control of the underlying chronic inflammatory disease.

ABOUT NEUROCHEM

Neurochem is focused on the development and commercialization of innovative therapeutics for neurological disorders. The Company's pipeline of proprietary, disease-modifying oral products addresses critical unmet medical needs. 1,3-propanedisulfonate (1,3PDS; Fibrillex(TM)) is designated as an orphan drug and a Fast Track Product candidate and is also part of an FDA Continuous Marketing Applications Pilot 2 program. The Phase II/III clinical trial of Fibrillex(TM) for the treatment of AA Amyloidosis was recently concluded and results have been released between April and June 2005. 3-amino-1-propanesulfonic acid (3APS; Alzhemed(TM)), for the treatment of Alzheimer's Disease, is in a Phase III clinical trial and 3APS (Cerebril(TM)), for the prevention of Hemorrhagic Stroke caused by Cerebral Amyloid Angiopathy, has completed a Phase IIa clinical trial.

TO CONTACT NEUROCHEM

For additional information on Neurochem and its drug development programs, please call the North American toll-free number 1 877 680-4500 or visit our Web Site at: www.neurochem.com .
                                      -30-


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This news release contains forward-looking statements regarding Fibrillex(TM), as well as continuing and further development efforts. These statements are based on the current analysis and expectations of management. Drug development necessarily involves numerous risks and uncertainties, which could cause actual results to differ materially from this current analysis and these expectations. Analysis regarding the results of clinical trials may not provide definitive results regarding safety, tolerability or therapeutic benefits. There can be no assurance that a NDA for Fibrillex(TM) would be granted or that any regulator would ultimately approve it for sale to the public. Risks and uncertainties may include: failure to demonstrate the safety, tolerability and efficacy of our product, the expense and uncertainty of obtaining regulatory approval, including from the FDA, and the possibility of having to conduct additional clinical trials. Additionally, even if regulatory approval is obtained, therapeutic products are generally subject to: stringent on-going governmental regulation, challenges in gaining market acceptance, and competition. Neurochem does not undertake any obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise. Please see the Annual Information Form for further risk factors that might affect the Company and its business.